SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 12, 2003

PetroKazakhstan Inc. (Translation of registrant’s name into English)

140-4th Ave S.W. #1460, Calgary AB, Canada, T2P 3N3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F |_| Form40-F |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attention Business Editors: PetroKazakhstan Inc. – Energy Conference Webcast & Investor Tour

CALGARY, Sept. 12 /CNW/ – PetroKazakhstan Inc. (“PetroKazakhstan”) will be participating in the Peters & Co. Limited 2003 Canadian Oil and Gas Conference in Toronto, Ontario on Thursday, September 18th. The Company will also be meeting with institutional investors in New York, Toronto and San Francisco during the week of September 15th.

Mr. Nicholas H. Gay, Senior Vice President Finance and CFO of PetroKazakhstan, will be the company presenter.

The Company invites you to either review a copy of the presentation which will be made, or alternatively, listen to a live webcast of the presentation which will begin at 3:10 p.m. on Thursday, September 18th Eastern time (1:10 p.m. Mountain time). Please visit the company’s website at www.petrokazakhstan.com and from the home page either click on “Presentations” to download a copy of the presentation or click on “Webcast” to listen to the live webcast. The webcast will be archived for 30 days.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan’s shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

/For further information: Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658/
(PKN. PKN)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, PetroKazakhstan Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 12, 2003 PetroKazakhstan Inc.

By: /s/ Ihor Wasylkiw Ihor Wasylkiw, P.Eng. Vice President Investor Relations